VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held on December 16, 2021 at 9:00 a.m. (Local Time) at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong •

*** SPECIMEN ***
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - Oriental Culture Holding Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

1. Election of Directors:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)

☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Mun Wah Wan   02 Yi Shao   03 Nelson Wong   04 Xiaobing Liu   05 Jinren Chen

2. To ratify the appointment of Wei Wei & Co., LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021;

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3. To adopt and approve Oriental Culture Holding LTD. 2021 Omnibus Equity Plan.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

Date ____________   **Signature** ____________________   **Signature, if held jointly** ____________________

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN ***   AC:ACCT9999   90.00

ORIENTAL CULTURE HOLDING LTD.

Annual General Meeting of Stockholders

December 16, 2021

ORIENTAL CULTURE HOLDING LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mun Wah Wan and Yi Shao proxy with full power of substitution to vote all the shares of Common Stock which the undersigned would be entitled to vote if personally present at the Annual General Meeting of Stockholders to be held at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong, on December 16, 2021, at 9:00 a.m. local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted **FOR** all director nominees, **FOR** the ratification of the appointment of Wei Wei & Co., LLP as the independent registered public accounting firm, **FOR** the adoption and approval of the Oriental Culture Holding LTD. 2021 Omnibus Equity Plan, and in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable.

Please check here if you plan to attend the Annual General Meeting of Stockholders on December 16, 2021 at 9:00 am local time. ☐

(Continued and to be signed on Reverse Side)